Committed Capital Acquisition Corporation
c/o Broadband Capital Management LLC
712 Fifth Avenue, 22nd Floor
New York, NY 10019

October 21, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C.  20549

Attention:  John Reynolds, Esq.

RE:	Committed Capital Acquisition Corporation
Registration Statement on Form S-1 (Registration No. 333-174599)
Acceleration Request

Dear Mr. Reynolds:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Committed Capital Acquisition Corporation (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 be accelerated to October 24, 2011, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

The Company acknowledges that:

•
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

[Remainder of Page Intentionally Left Blank]

Any questions regarding this request should be addressed to Jeffrey P. Schultz (212-692-6732) or Bryan Yoon (212-692-6847) of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Very truly yours,

Committed Capital Acquisition Corporation

/s/ Michael Rapp
Name: Michael Rapp
Title: President and Chairman

cc:	Securities and Exchange Commission
Jay Williamson, Esq.
Raj Rajan
Brian Bhandari

Committed Capital Acquisition Corporation
Michael Rapp
Philip Wagenheim

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jeffrey P. Schultz, Esq.
Bryan Yoon, Esq.